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                        SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                     FILING NO. 1 FOR THE MONTH OF MAY, 2001


                              VISIBLE GENETICS INC.
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F
                                     ---         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes    No X
                                      ---   ---

--------------------------------------------------------------------------------

                              VISIBLE GENETICS INC.

         On May 10, 2001, we reported our financial results for the first quarter of 2001. We reported sales of $3.6 million for the first quarter ended March 31, 2001, compared to $3.6 million for the same period in 2000. Sales of genotyping kits and consumables increased 85% from such sales in the first quarter in 2000, and 23% over such sales in the fourth quarter of 2000. The net loss attributable to common shareholders for the quarter was $9.4 million or $0.58 per share, compared to a net loss attributable to common shareholders of $6.7 million or $0.55 for the same period in 2000. The increased costs in the quarter were due primarily to expenses related to growth in personnel and other costs related to the Atlanta facility, and a $540,000 provision taken in anticipation of the closure of the Pittsburgh facility. The Pittsburgh facility will be phased out as the Atlanta kit manufacturing facility becomes operational. (All amounts are in US dollars.)

         This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

         We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616)
and our outstanding Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

Exhibit 1.        First Quarter Financial Results


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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       VISIBLE GENETICS INC.


Date: May 10, 2001                     By: /s/ THOMAS CLARKE
                                          -------------------
                                          Name: Thomas Clarke
                                          Title: Chief Financial Officer

                              VISIBLE GENETICS INC.
                           CONSOLIDATED BALANCE SHEETS
                            ( UNITED STATES DOLLARS)


                                                                                   MARCH 31                  DECEMBER 31
                                                                                     2001                       2000
                                                                                ---------------            ---------------
ASSETS

CURRENT ASSETS

      Cash and cash equivalents                                                  $   1,166,079              $  18,476,303
      Short-term investments                                                        65,609,187                 61,922,687
      Trade receivables, net of allowance for doubtful accounts                      3,577,672                  3,214,934
      Other receivables                                                              1,399,911                    884,995
      Prepaid and deposits                                                             712,880                    452,124
      Inventory                                                                      2,353,070                  2,268,877
                                                                                ---------------            ---------------
TOTAL CURRENT ASSETS                                                                74,818,799                 87,219,920
                                                                                ---------------            ---------------

FIXED ASSETS                                                                        16,229,120                 10,292,282
PATENTS AND LICENSES                                                                11,458,237                 12,182,112
OTHER LONG TERM ASSETS                                                                 670,515                    661,591
                                                                                ---------------            ---------------
                                                                                $  103,176,671              $ 110,355,905
                                                                                ===============            ===============
LIABILITIES

CURRENT LIABILITIES

      Accounts payable                                                           $   3,802,346               $  3,847,364
      Accrued liabilities                                                            6,355,626                  5,265,864
                                                                                ---------------            ---------------
TOTAL CURRENT LIABILITIES                                                           10,157,972                  9,113,228
                                                                                ---------------            ---------------

MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED SHARES                                 24,292,123                 24,397,398
                                                                                ---------------            ---------------
SHAREHOLDERS' EQUITY

Share capital                                                                      171,060,408                169,717,379
Other equity                                                                        (1,428,969)                  (646,363)
Cumulative translation adjustment                                                   (1,112,902)                (1,013,459)
Deficit                                                                            (99,791,961)               (91,212,278)
                                                                                ---------------            ---------------
                                                                                    68,726,576                 76,845,279
                                                                                ---------------            ---------------
                                                                                $  103,176,671              $ 110,355,905
                                                                                ===============            ===============


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                              VISIBLE GENETICS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                             (UNITED STATES DOLLARS)


                                                                                   THREE MONTHS ENDED MARCH 31
                                                                                2001                         2000
                                                                                ----                         ----
SALES
      Products                                                             $  3,532,687                 $ 3,441,467
      Services                                                                   41,140                     202,588
                                                                           -------------                ------------
                                                                              3,573,827                   3,644,055
                                                                           -------------                ------------
COST OF SALES
      Products                                                                2,284,687                   2,137,896
      Services                                                                   28,443                     146,485
                                                                           -------------                ------------
                                                                              2,313,130                   2,284,381
                                                                           -------------                ------------

GROSS MARGIN                                                                  1,260,697                   1,359,674

EXPENSES
  Sales, general and administrative                                           7,757,560                   5,418,203
  Research and development                                                    2,720,060                   2,082,558
  Exit costs                                                                    540,000                           -
                                                                           -------------                ------------
                                                                             11,017,620                   7,500,761
                                                                           -------------                ------------

LOSS FROM OPERATIONS BEFORE INTEREST                                         (9,756,923)                 (6,141,087)

Interest income                                                               1,178,195                     430,348
Interest and financing expense                                                     (955)                     (4,839)
                                                                           -------------                ------------

NET LOSS FOR THE PERIOD                                                      (8,579,683)                 (5,715,578)

Cumulative preferred dividends and accretion
of discount attributable to preferred stock                                    (832,946)                   (967,767)
                                                                           -------------                ------------
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                               $ (9,412,629)                $(6,683,345)
                                                                           -------------                ------------
Weighted average number of common
      shares outstanding                                                     16,293,708                  12,248,002
                                                                           -------------                ------------
BASIC AND FULLY DILUTED LOSS PER SHARE                                     $      (0.58)                $     (0.55)
                                                                           -------------                ------------


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                                                   VISIBLE GENETICS INC.
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                  (UNITED STATES DOLLARS)


                                                                                           THREE MONTHS ENDED MARCH 31
                                                                                          2001                     2000
                                                                                     ---------------          --------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
      Net loss for the period                                                        $    (8,579,683)          $  (5,715,578)
      Add: Items not involving cash -
          Depreciation                                                                     1,230,469                 501,804
          Amortization                                                                       756,381                  76,771
          Foreign exchange                                                                   (77,758)                (15,079)
      Increase ( decrease ) from changes in -
          Trade receivables                                                                 (399,565)                 526,746
          Other receivables                                                                 (549,514)               (214,742)
          Prepaid and deposits                                                              (265,735)               (374,928)
          Inventory                                                                         (120,715)               (647,855)
          Other long term assets                                                              (8,924)                 26,726
          Accounts payable                                                                    10,516                 787,658
          Accured liabilities                                                              1,217,919                (516,316)
                                                                                     ---------------          --------------
                                                                                          (6,786,609)             (5,564,793)
                                                                                     ---------------          --------------

INVESTING ACTIVITIES
          Purchase of fixed assets                                                        (7,017,719)             (1,194,795)
          Licenses and patents acquired                                                      (32,506)             (2,158,320)
          Purchase of short-term investments                                             (10,895,636)             (2,608,625)
          Redemption of short-term investments                                             7,209,136              10,243,108
                                                                                     ---------------          --------------
                                                                                         (10,736,725)              4,281,368
                                                                                     ---------------          --------------
FINANCING ACTIVITIES
          Common shares issued, net of expenses                                              355,705               2,192,485
                                                                                     ---------------          --------------
                                                                                             355,705               2,192,485
                                                                                     ---------------          --------------
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH BALANCES                                       (142,595)                224,247
                                                                                     ---------------          --------------

INCREASE (DECREASE) IN CASH DURING THE YEAR                                              (17,310,224)              1,133,307
CASH, BEGINNING OF PERIOD                                                                 18,476,303               2,792,985
                                                                                     ---------------          --------------
CASH, END OF PERIOD                                                                    $   1,166,079            $  3,926,292
                                                                                     ===============          ==============


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                              VISIBLE GENETICS INC.
                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
                             (UNITED STATES DOLLARS)


                                                                       THREE MONTHS ENDED MARCH 31
                                                                      2001                     2000
                                                                  -------------           -------------
Net loss for the period                                           $  (8,579,683)          $  (5,715,578)

Other comprehensive income:

  Foreign currency translation adjustments                              (99,443)               (283,601)
                                                                  -------------           -------------
Comprehensive loss for the period                                 $  (8,679,126)          $  (5,999,179)
                                                                  -------------           -------------



                              VISIBLE GENETICS INC.
                       CONSOLIDATED STATEMENTS OF DEFICIT
                             (UNITED STATES DOLLARS)


                                                                       THREE MONTHS ENDED MARCH 31
                                                                      2001                     2000
                                                                  -------------           -------------
Deficit, beginning of year                                        $ (91,212,278)          $ (59,438,142)
Net loss for the period                                              (8,579,683)             (5,715,578)
                                                                  -------------           -------------
Deficit, end of the period                                        $ (99,791,961)          $ (65,153,720)
                                                                  -------------           -------------



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                              VISIBLE GENETICS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in United States dollars, in accordance with accounting principles generally accepted in the United States. The principal accounting policies of the Company have been applied on a consistent basis. See the Company's 2000 Annual Report for a description of the Company's significant accounting policies. These interim financial statements do not include all of the information and note disclosure required by generally accepted accounting principles. In the opinion of management, all adjustments considered necessary for a fair presentation of results for the reported periods have been included.

Note 2 - Inventory

                                           MARCH 31,
                                   -------------------------
                                       2001         2000
                                       ----         ----
   Raw materials                   $1,055,404     $1,355,854
   Work in process                    451,205         94,823
   Finished goods                     846,461      1,643,120
                                   ----------     ----------
                                   $2,353,070     $3,093,797
                                   ==========     ==========


Note 3 - Conversion of Series A Mandatorily Redeemable Convertible Preferred Shares

On March 15, 2001 a holder of 3,948 shares of the Company's Series A Mandatorily Redeemable Convertible Preferred Shares (the Series A Shares) converted a total of 1,000 of the Series A Shares, plus a total of $139,050 of dividends that accrued on those shares, into 103,550 of the Company's common shares. Upon conversion of the 1,000 Series A Shares, approximately $938,221 attributable to such shares and carried in Mandatorily Redeemable Convertible Preferred Shares on the Balance Sheet was transferred to Share Capital.

As of March 31, 2001, a total of 25,153 Series A Shares remain outstanding, and such shares, including dividends accrued on such shares through March 31, 2001, are convertible into 2,651,326 shares of the Company's common stock.

Note 4 - Exit costs

During the first quarter of 2001 the Company approved a plan to close its Pittsburgh facility and move all of its kit manufacturing to productions lines that are currently under construction in the Company's facility in Atlanta. It is expected that the Pittsburgh facility will be closed in the second half of 2001.

As a result of the decision to centralize kit manufacturing in Atlanta certain employees will be terminated and the Pittsburgh facility will be vacated. Accordingly, the Company recorded a charge of $540,000 in the statement of operations in the first quarter of 2001, which is included in accrued liabilities at March 31, 2001. This amount represents the expected severance payments to be made to terminated employees, the remaining future lease commitments, the unamortized balance of leasehold improvements and other costs related to closure of the facility.

Note 5 - Segment Information

The Company's reportable segments are Sequencing Systems, Gene Kits and Other Consumables, and Testing, Sequencing and Other Services. Total assets shown below are as of March 31st, while all other numbers are for the three-month period ended March 31st, of the respective year.

March 31, 2001

                                               GeneKits           Testing,
                               Sequencing      and Other       Sequencing and   Reconciling
                                Systems       Consumables      Other Services     Items(A)       Total
                                -------       -----------      --------------     --------       -----
Revenues                    $     590,908    $   2,941,779    $      41,140    $       --      $ 3,573,827
Depreciation & Amtz.              529,349        1,207,179          250,322            --        1,986,850
(Loss) from operations
    before interest            (1,632,411)      (8,111,843)         (12,669)           --       (9,756,923)
Additions to fixed assets          60,992        6,870,180           86,547            --        7,017,719
Total assets                    3,162,279       31,334,150        1,904,976     66,775,266     103,176,671

March 31, 2000

Revenues                    $   1,852,889    $   1,588,578    $     202,588    $        --     $ 3,644,055
Depreciation & Amtz.              247,185          238,612           93,917             --         579,714
(Loss) from operations
    before interest            (3,270,804)      (2,842,985)         (27,298)            --      (6,141,087)
Additions to fixed assets         215,744          299,385          672,542             --       1,187,671
Total assets                    5,523,064       10,693,156        2,431,108      36,186,787     54,834,115


(A) Reconciling items consist of cash, cash equivalents and short-term investments.